EXHIBIT 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
ClearPoint Neuro (Canada) Inc.	Canada (New Brunswick)
ClearPoint Neuro UK Ltd	United Kingdom
ClearPoint Neuro Germany GmbH.	Germany
ClearPoint Neuro Italy, S.r.l.	Italy